As filed with the Securities and Exchange Commission on
                          June 25, 2003
                Securities Act File No. 005-40894

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE TO
                 ISSUER TENDER OFFER STATEMENT
              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)
                       (Amendment No. 1)

               Morgan Stanley Prime Income Trust
                        (Name of Issuer)

               Morgan Stanley Prime Income Trust
              (Name of Person(s) Filing Statement)

 Common Shares of Beneficial Interest, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           616971-107
             (CUSIP Number of Class of Securities)

                   A. Thomas Smith III, Esq.
               Morgan Stanley Prime Income Trust
                   1221Avenue of the Americas
                    New York, New York 10020
                         (800) 869-6387
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
                           Statement)

__Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     __third-party tender offer subject to Rule 14d-1.
     X_issuer tender offer subject to rule 13e-4.
     __going-private transaction subject to Rule 13e-3.
     __amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: X


     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO that was electronically transmitted via EDGAR on May 20, 2003 by Morgan Stanley Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 50,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule TO to add the following supplemental information:

          (a) The offer contained in the Offer to Purchase dated May 21, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") expired at 12:00 midnight, New York Time on June 20, 2003 (the "Expiration Date").

          (b) 8,039,409 common shares, or approximately 5.50% of the outstanding shares as of the Expiration Date, June 20, 2003, were validly tendered through the Expiration Date and were not withdrawn and were purchased by the Trust at a price of $8.38 per common share, the net asset value of the common shares at the time the Offer expired.

          (c)  The Schedule TO is hereby terminated.


























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                            SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MORGAN STANLEY PRIME INCOME TRUST


                                       /s/ A.Thomas Smith
                              A. Thomas Smith
                              Vice President

June 25, 2003


















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